March 4, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Newell Rubbermaid Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 17, 2016
File No. 333-208989

Ladies and Gentlemen:

Set forth below are the responses of Newell Rubbermaid Inc. (“Newell Rubbermaid”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter (the “Letter”) dated February 29, 2016, relating to Amendment No. 1 to the Registration Statement on Form S-4 of Newell Rubbermaid (“Amendment No. 1”) that was filed on February 17, 2016, and the Revised Preliminary Proxy Statement on Schedule 14A of Newell Rubbermaid and Jarden Corporation (“Jarden”) that was filed on February 17, 2016 (the “Revised Preliminary Proxy Statement” and, together with Amendment No. 1, the “Preliminary Joint Proxy Statement/Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Simultaneously herewith, Newell Rubbermaid is filing Amendment No. 2 to the Preliminary Joint Proxy Statement/Registration Statement (“Amendment No. 2”). Amendment No. 2 reflects responses to, and changes in accordance with, the Staff’s comments, and includes other changes that are intended to update, clarify and render more complete the information contained therein. We will supplementally provide a marked copy of Amendment No. 2 marked against the February 17, 2016 filing of Amendment No. 1 to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Joint Proxy Statement/Registration Statement.

Securities and Exchange Commission

March 4, 2016

Newell Rubbermaid Unaudited Prospective Financial Information

Newell Rubbermaid Unaudited Financial Forecasts, page 123

1.	We note your response to comment number 19 in our letter dated February 10, 2016. Please expand your disclosure to state that your projections include an estimated $2 million of annual expenses and their nature (e.g. care and maintenance) and that the projections also do not include any estimated cash basis income. It’s unclear to us how the amounts considered in your projections does not represent a cessation of activities given the lack of revenues, direct expenses or other costs and cash basis income in your assumptions. Please clarify your operating activity assumptions in your disclosure.

Response: In response to the Staff’s comment, the applicable disclosure in the Preliminary Joint Proxy Statement/Registration Statement has been revised. Please see page 120 in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Note (A) Cost of Products Sold, page 184

2.	We note your response to comment number 22 in our letter dated February 10, 2016, including your recitation of the guidance found in Rule 11-02(b)(5) of Regulation S-X and we are unable to agree with your conclusion. Please note, the notion of continuing impact is intended to mean the adjustment recurs over multiple accounting periods and is not a one-time accounting event. Whether or not the recurring accounting recognition extends over a period greater than 12 months is not determinative. Given your separate disclosure to the amount in accordance with Rule 11-02(b)(5), it appears you have concluded the amount is material. As such, please revise your pro forma presentation to include the cost of sales adjustment in your pro forma presentation.

Response: In response to the Staff’s comment, Newell Rubbermaid continues to believe that the pro forma cost of products sold should not include the impact for the increased cost basis in the acquired inventories of Jarden. The pro forma presentation does not reflect the higher cost of products sold related to purchase accounting.

Opinions of Newell Rubbermaid’s Financial Advisors, page 87

3.	We note your response to comment 16 in our letter dated February 10, 2016. We also note disclosure that Barclays did not exclude any transactions meeting its criteria from its analysis. Please revise to disclose whether Goldman Sachs and Centerview excluded any companies or transactions meeting their criteria from their analyses and if so, the reasons for doing so.

Response: In response to the Staff’s comment, the applicable disclosure in the Preliminary Joint Proxy Statement/Registration Statement has been revised. Please see pages 90, 93, 99 and 100 in Amendment No. 2.

*  *  *  *  *

In connection with Newell Rubbermaid’s response to the Staff’s comment, Newell Rubbermaid acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

March 4, 2016

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Newell Rubbermaid from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	Newell Rubbermaid may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call me at (770) 418-7000 should you wish to discuss the matters addressed above or other issues relating to the Preliminary Joint Proxy Statement/Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Bradford R. Turner

Bradford R. Turner

Senior Vice President, General Counsel and

Corporate Secretary

Newell Rubbermaid Inc.

cc:	Michael B. Polk
Newell Rubbermaid Inc.

Michael R. Peterson
Newell Rubbermaid Inc.

Joel T. May
Jones Day

Clifford E. Neimeth
Greenberg Traurig, LLP